Snow & Sail Sports, Inc.

397 N. Main Street

South Yarmouth, MA 02664

508-612-3781

January 11, 2006

Via Facsimile

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2/A3

File No.: 333-128526

Dear Mr. Spirgel:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above referenced Registration Statement (filed pursuant to Form SB-2) to Wednesday, January 18, 2006 at 10:30 a.m. or as soon thereafter as practicable.

Is that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Snow & Sail Sports, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Snow & Sail Sports, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SNOW & SAIL SPORTS, INC.

/s/ Paul F. Tetreault

By:_______________________________

Paul F. Tetreault, President